Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

Media Release

FOR IMMEDIATE RELEASE	Contact:	Janice McDill, 312.698.6707 janice.mcdill@grubb-ellis.com
Grubb & Ellis Company Reports
Fiscal 2008 First Quarter Results
CHICAGO (Nov. 8, 2007) — Grubb & Ellis Company (NYSE: GBE), a leading provider of integrated real estate services, today reported fiscal 2008 first quarter revenue of $126.5 million, a 7.9 percent increase from revenue of $117.3 million in the year ago period. The Company reported a net loss for the fiscal 2008 first quarter of $1.5 million, or $0.06 per diluted share, compared with a net loss of $106.2 million, or $4.30 per diluted share, in the same period a year ago.
     The Company’s most recent results include the after-tax impact of non-recurring expenses related to the Company’s proposed merger with NNN Realty Advisors and from operations of real estate held for sale, which were $452,000 and $861,000, respectively. The fiscal 2007 first quarter loss included a $105.3 million non-recurring charge to earnings attributable to the Company’s exchange of preferred shares for common stock in conjunction with the 10-million-share public offering that closed in July 2006. Excluding these fiscal 2007 and fiscal 2008 non-recurring charges, the Company reported a fiscal 2008 first quarter net loss of approximately $139,000, or $0.01 per diluted share, compared with a net loss of $971,000, or $0.04 per diluted share, for the first fiscal quarter of 2007.
     “Our first quarter revenue growth reflects the commitment of our people to provide best-in-class client service. We continue to make progress in building our platform, and as a result are better positioned to withstand market fluctuations. Recent events in the global credit markets and general economic uncertainty continues to affect Grubb & Ellis, along with the rest of the real estate services industry,” said Mark Rose, Chief Executive Officer of Grubb & Ellis Company.
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Grubb & Ellis Company
500 West Monroe Street, Suite 2800       Chicago, IL 60661       312.698.6700       312.698.5941 fax

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Grubb & Ellis Company Reports Fiscal 2008 First Quarter Results
     On Nov. 2, Grubb & Ellis Company announced that the Securities and Exchange Commission had declared the Company’s registration statement on Form S-4 effective with respect to the proposed merger with NNN Realty Advisors. Grubb & Ellis stockholders of record as of Oct. 26, 2007, have been mailed proxies and are entitled to vote by proxy or in person at a special meeting of Grubb & Ellis stockholders scheduled for Dec. 6, 2007. NNN Realty Advisors will hold its special meeting of stockholders earlier that day to vote on the proposed merger. The transaction is expected to close as soon as practicable following the stockholders’ meetings, subject to obtaining approval of the merger by the stockholders of both Grubb & Ellis and NNN Realty Advisors.
Fiscal 2008 First Quarter Highlights
•	Excluding merger-related costs, EBITDA increased by $2.0 million over the prior-year period, reflecting higher revenue and the Company’s focus on expense control.

•	Salaries, wages and benefits declined, while selling, general and administrative costs were essentially flat compared with first quarter of fiscal 2007.

•	Transactions Services revenue increased 4.8 percent year-over-year, primarily as a result of the Company’s efforts to expand its presence in key metropolitan markets.

•	Management Services revenue increased 12.4 percent year-over-year, resulting from the addition of more than 25 million square feet of property to its management portfolio since September 30, 2006.

•	Selected as 2007 Vendor of the Year at Microsoft’s Vendor Program Excellence Awards from more than 15,000 vendors across all service categories. Grubb & Ellis manages more than 13 million square feet of property for Microsoft, including the Company’s Redmond, Wash., headquarters.
     “Our results reflect revenue growth associated with our recent investments in people and services, improved operating efficiencies and increased productivity,” said Rich Pehlke, Executive Vice President and Chief Financial Officer.
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Grubb & Ellis Company Reports Fiscal 2008 First Quarter Results
Financial Results
EBITDA (earnings before interest, taxes, depreciation and amortization) was $2.0 million in the first fiscal quarter of 2008, compared with $0.8 million in the year earlier period. The EBITDA improvement reflects higher revenue, which translated into a $1.3 million margin increase, as well as lower salaries, wages and benefits.
     In the first quarter, cost of services was 75.9 percent of total revenue, up from 75.1 percent in the year earlier period. These costs are primarily comprised of transaction commission expenses, which are incurred as a percentage of the related transaction revenue, and reimbursable salaries, wages and benefits that are fully offset by management services fees received from Grubb & Ellis clients. Gross margin as a percent of revenue for the first quarter of fiscal 2008 was 24.1 percent, down from 24.9 percent in the same period a year ago. A larger percentage of transactions completed in regions with higher commission rates, direct costs associated with the Company’s new project management business and additional staffing related to new business services contracts, impacted both cost of services and the gross margin during the quarter.
     General and administrative costs were $31.1 million in the fiscal first quarter, up from $30.3 million reported during the same period in 2007. Included in general and administrative costs are salaries, and wages, which decreased 4.7 percent from the same period a year ago as result of the Company’s focus on expense control and selling, general and administrative costs, which were essentially flat year-over-year. Fiscal 2008 first-quarter general and administrative costs also reflect a $751,000 increase in depreciation and amortization related to the amortization of professional services contracts, and $741,000 in pre-tax merger-related costs.
Transaction Services
Transaction Services fees, including commission, valuation and consulting revenue, increased 4.8 percent to $73.1 million in the first quarter, from $69.8 million in the year earlier period. At Sept. 30, Grubb & Ellis had 923 brokers, down from 931 at June 30, 2007.
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Grubb & Ellis Company Reports Fiscal 2008 First Quarter Results
Management Services
Management Services fees include reimbursed salaries, wages and benefits, and fees from property management and facilities outsourcing services, along with business services fees. Fiscal 2008 first quarter fees totaled $53.4 million, an increase of 12.4 percent from $47.5 million generated in the first fiscal quarter of 2007. The increase can be attributed to the growth in square foot under management over the past 12 months.
Grubb & Ellis Company
Grubb & Ellis Company is one of the world’s leading full-service commercial real estate organizations, providing a complete range of transaction, management and consulting services. By leveraging local expertise with its global reach, Grubb & Ellis offers innovative, customized solutions and seamless service to owners, corporate occupants and investors throughout the globe. For more information, visit the Company’s Web site at http://www.grubb-ellis.com.
Forward-looking Statement
Except for historical information, statements included in this announcement may constitute forward-looking statements regarding, among other things, future revenue growth, market trends, new business opportunities, the proposed merger with NNN Realty Advisors, consummation of the sale of three commercial properties to Grubb & Ellis Realty Advisors, new hires, results of operation, changes in expense levels and profitability and effects on the Company of changes in the real estate markets. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Such factors which could adversely affect the Company’s ability to obtain these results include, among other things: (i) the volume of sales and leasing transactions and prices for real estate in the real estate markets generally;(ii) a general or regional economic downturn that could create a recession in the real estate markets; (iii) the Company’s debt level and its ability to make interest and principal payments; (iv) an increase in expenses related to new initiatives, investments in people, technology and service improvements; (v) the success of new initiatives and investments; (vi) the inability to obtain the requisite stockholder approvals from Grubb & Ellis and NNN Realty Advisors to consummate the merger with NNN Realty Advisors; (vii) Grubb & Ellis Realty Advisors’ failure to obtain the requisite approval of its stockholders to acquire the three commercial properties from Grubb & Ellis and consummate its business combination; and (viii) other factors described in the definitive joint proxy/prospectus filed with the Securities and Exchange Commission on November 5, 2007 and the Company’s annual report on Form 10-K for the fiscal year ending June 30, 2007, filed with the SEC.
Non-GAAP Financial Information
In addition to the results reported in accordance with U.S. generally accepted accounting principles (GAAP) included within this press release, Grubb & Ellis has provided certain information, which includes non-GAAP financial measures. Such information is reconciled to its closest GAAP measure in accordance with the Securities and Exchange Commission rules and is included in the attached supplemental data. Management believes that these non-GAAP financial measures are useful to both management and its stockholders in their analysis of the Company’s business and operating performance. Management also uses this information for operational planning and decision-making purposes. Non-GAAP financial measures are not and should not be considered a substitute for any GAAP measure. Additionally, non-GAAP financial measures as presented by Grubb & Ellis may not be comparable to similarly titled measures reported by other companies.
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Grubb & Ellis Company Reports Fiscal 2008 First Quarter Results
ADDITIONAL INFORMATION AND WHERE TO FIND IT:
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. In connection with the proposed merger, Grubb & Ellis Company and NNN Realty Advisors have filed a joint proxy statement/prospectus with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus of Grubb & Ellis and NNN Realty Advisors because it contains important information about Grubb & Ellis and NNN Realty Advisors and the proposed merger. Investors and security holders may obtain copies of the definitive proxy statement/prospectus (when available), and other documents filed by Grubb & Ellis and NNN Realty Advisors with the SEC at the SEC’s Website at http://www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Grubb & Ellis and NNN Realty Advisors by directing such request to: Grubb & Ellis Company, 500 West Monroe Street, Suite 2800, Chicago, IL 60661, 312.698.6707, Attention: Janice McDill or to NNN Realty Advisors, Inc., 1551 N. Tustin Avenue, Suite 300, Santa Ana, CA 92705, 714.667.8252 x861, Attention: Michael Rispoli. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Grubb & Ellis, NNN Realty Advisors and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Grubb & Ellis and NNN Realty Advisors, respectively, in connection with the merger. Information about Grubb & Ellis’ and NNN Realty Advisors’ directors and executive officers is set forth in the definitive joint proxy statement/prospectus, which can be found on the SEC’s Website at http://www.sec.gov.
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TABLES FOLLOW

GRUBB & ELLIS COMPANY
Condensed Consolidated Statements of Operations
(in thousands, except share data)
(unaudited)

	Three Months Ended
	September 30,
	2007	2006
Services revenue:
Transaction fees	$73,124	$69,755
Management fees	53,392	47,506

Total services revenue	126,516	117,261

Costs of services:
Transaction commissions	46,040	44,151
Reimbursable salaries, wages and benefits	38,496	34,966
Salaries, wages, benefits and other direct costs	11,529	8,978

Total costs of services	96,065	88,095
General and administrative costs:
Salaries, wages and benefits	15,076	15,824
Selling, general and administrative	12,626	12,565
Depreciation and amortization	2,691	1,940
Merger related and other board costs	741	—

Total costs	127,199	118,424

Operating loss	(683)	(1,163)
Other income and expenses
Interest income	107	321
Interest expense	(125)	(530)

Loss before income taxes	(701)	(1,372)
Income tax benefit	12	251

Loss before income from investment in affiliate	(689)	(1,121)
Income from investment in affiliate	98	150

Loss from continuing operations	(591)	(971)
Loss from operations of real estate held for sale, net of taxes	(861)	—

Net loss	(1,452)	(971)
Preferred stock redemption	—	(105,267)

Net loss to common stockholders	$(1,452)	$(106,238)

Earnings per share — diluted
Loss from continuing operations to common stockholders per share	$(0.02)	$(4.30)

Net loss to common stockholders per share	$(0.06)	$(4.30)

Weighted average shares outstanding (diluted)	25,914,120	24,698,879

Net loss	$(1,452)	$(971)
Depreciation and amortization	2,691	1,940
Interest, net	18	209
Income tax benefit	(12)	(251)
Income from investment in affiliate	(98)	(150)
Loss from operations of real estate held for sale	861	—

EBITDA[1]	$2,008	$777

1.	EBITDA represents earnings before interest, taxes, depreciation and amortization. Management believes that EBITDA is relevant because it assists investors in evaluating the Company’s ability to service its debt by providing a commonly used measure of cash available to pay interest. EBITDA should not be considered as an alternative to net income (loss) or cash flows from operating activities (which are determined in accordance with GAAP), as an indicator of operating performance or a measure of liquidity. EBITDA also facilitates comparison of the Company’s results of operations with those companies having different capital structures. Other companies may define EBITDA differently, and, as a result, such measures may not be comparable to the Company’s EBITDA.

GRUBB & ELLIS COMPANY
Selected Condensed Consolidated Balance Sheet Data
(in thousands)
(unaudited)

	September 30,	June 30,
	2007	2007
Assets

Cash and cash equivalents	$4,454	$10,088
Services fees receivable, net	17,940	15,241
Other receivables	4,549	4,206
Professional service contracts, net	6,815	7,038
Prepaid and other current assets	2,739	2,919
Real estate held for sale	171,901	171,266
Deferred tax assets, net	2,334	1,905

Total current assets	210,732	212,663

Equipment, software and leasehold improvements, net	11,021	11,282
Goodwill, net	24,763	24,763
Professional service contracts, net	12,093	12,348
Investment in affiliate	4,621	5,637
Other assets	2,001	2,156

Total assets	$265,231	$268,849

Liabilities and stockholders’ equity

Accounts payable	$3,985	$6,572
Commissions payable	7,972	9,476
Accrued compensation and employee benefits	14,856	13,356
Deferred commissions payable	3,088	808
Liabilities related to real estate held for sale	166,860	169,930
Other accrued expenses	11,033	9,785

Total current liabilities	207,794	209,927

Accrued claims and settlements	4,925	4,681
Other liabilities	6,043	6,240

Total liabilities	218,762	220,848
Total stockholders’ equity	46,469	48,001

Total liabilities and stockholders’ equity	$265,231	$268,849